

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 29, 2015

Leonard Mazur
Chief Executive Officer
Citius Pharmaceuticals, Inc.
63 Great Road
Maynard, MA 01754

>    **Re:    Citius Pharmaceuticals, Inc.**
>    **Amendment No. 1 to Registration Statement on Form S-1**
>    **Filed October 16, 2015**
>    **File No. 333-206903**

Dear Mr. Mazur:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comment are comments in our October 8, 2015 letter.

General

1. We note that you have filed this amendment using file number 333-170781. For future amendments relating to this offering, please ensure that you use the file number associated with your Form S-1 filed on September 11, 2015, 333-206903.

2. We note your response to our prior comment 1 that you have addressed the violations listed in the letter from the FDA dated June 9, 2014. Please tell us whether, even though you have addressed the violations, there remain risks associated with such violations. To the extent that there are, please disclose in an appropriate section of your prospectus.

3. We note your response to our prior comment 2. It appears that it is within the Placement Agent's control to decide whether to exercise the Placement Agent Unit Warrants and receive the Placement Agent Warrants that overlie the common stock you are registering for resale. Because the immediately overlying Placement Agent Warrants have not yet been issued, the Placement Agent is not yet at market risk with respect to the Placement Agent Warrants, and the Placement Agent is not irrevocably bound to purchase the Placement Agent Warrants, it does not appear that the underlying common stock can be registered for resale at this time. You may file a new registration statement for the resale of the common stock after the immediately overlying Placement Agent Warrants have been issued. Please revise accordingly.

Prospectus Summary, page 2

4. Please disclose in this section that if all data results from your Phase 2 and Phase 3 studies are positive with respect to your hydrocortisone and lidocaine product, you anticipate being able to file a New Drug Application (NDA) in three to four years. Please also disclose that you are not permitted to market any of your product candidates in the United States until you receive approval of an NDA from the FDA.

5. Please revise to include a brief summary of the post-marketing study of Suprenza required by the FDA and the cost of such study. In addition, please clarify here that "[b]ased upon the losses incurred to date and the limited likelihood of reaching profitability, [you] will likely discontinue the sale of Suprenza." In addition, please clarify here and throughout whether Prenzamax is able to sell Suprenza before the post-marketing study has been completed.

6. We note your disclosure that "Prenzamax's performance of its duties pursuant to the license agreement has been guaranteed by Akrimax." In an appropriate place in your prospectus, please explain the terms of the guarantee.

7. Please disclose here, if true, that of the 25% of sales you would receive if Alpex marketed and sold Suprenza, you would pay 35% of such payments to Prenzamax.

Business, page 36

Terms of the license, page 39

Royalty Payments to Alpex, page 40

8. We note your disclosure on page 41 that "Alpex has the right to market the Products outside the Territory and use clinical data generated by the Company to file for regulatory approvals in markets where the Company is not licensed to sell the Product." Please provide a brief definition of the term "Territory," disclose where you are licensed to sell Suprenza and discuss the term of the license.

9.  We note your disclosure that "Prenzamax and Citius shall each be responsible for fifty percent (50%) of the royalty due to Alpex." Please clarify whether you are responsible for 50% of the cost of goods per tablet to Alpex if Alpex manufactures the Suprenza tablet or if you are only responsible for 50% of the royalty payments if Prenzamex elects to have the tablet manufactured by a third party. In addition, you state that "Alpex shall receive a royalty payment in the amount of eight percent (8%)." Please clarify whether you mean 8% of the cost of purchasing the Suprenza tablet.

10. We note your disclosure that Alpex will pay you 13% of the net sales of Suprenza if Alpex sells Suprenza in markets where you are not licensed to sell it, but, on page 37, you state that Alpex will pay you 25% of the net sales. Please revise for consistency and clarity.

11. Please briefly describe how the terms "Milestone" and "down payments" are defined in the agreement with Alpex.

IGI Laboratories Supply Agreement, page 46

12. Please clarify what you mean by "an understanding with IGI" and describe the material terms of such understanding.

Management, page 48

13. We note your response to our prior comment 24 that you have been advised that the Placement Agent will not request a nominee to serve on your board of directors. Please tell us whether you have an agreement with the Placement Agent to nominate a member to serve on your board of directors. If you do, please disclose in your prospectus, describe the material terms of the agreement, identify the Placement Agent and file the agreement as an exhibit with the next amendment of your registration statement.

14. We note that Mr. Holubiak is a director and officer of other companies in your industry. Please tell us whether you believe this will create conflicts of interests, and revise your prospectus accordingly.

Transactions with Related Persons, Promoters and Certain Control Persons, page 57

15. We note your response to our prior comment 27 and reissue in part. Please disclose the material terms of the consulting agreement and identify the party with whom you have signed such agreement and your relationship with the party.

Placement Agent Units and Warrants, page 59

16. We note your response to our prior comment 11 and reissue in part. Please briefly describe the material terms of the Placement Agent Warrants, including what determines whether they will be exercised on a cash or cashless basis.

Signature, page II-7

17. We note your response to our prior comment 30 and reissue in part. Please identify Mr. Mazur as your principal financial officer and principal accounting office in the second signature block, as he has signed only in his capacity as your Chief Executive Officer and director.

Exhibits

18. Please filed executed versions of the Exhibits 10.5, 10.6, 10.7, 10.8 and 10.9.

You may contact Amy Geddes at (202) 551-3304 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc:     Arthur S. Marcus, Esq.
        Sichenzia Ross Friedman Ference LLP